May 22, 2024

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Newfoundland and Labrador

Prince Edward Island Financial and Consumer Services

Dear Sirs/Madams:

Re: KWESST Micro Systems Inc.

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of KWESST Micro Systems Inc. dated May 16, 2024 ("the Notice") and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm. We advise that we have no basis to agree or disagree with the comments in the Notice relating to KPMG LLP.

Yours very truly,

Chartered Professional Accountants

Licensed Public Accountants

MNP LLP
Suite 800, 1600 Carling Avenue, Ottawa ON, K1Z 1G3	T: 613.691.4200 F: 613.726.9009

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